Golfsmith International Holdings, Inc
11000 N IH-35
Austin, Texas 78753-3195
June 12, 2006
Matthew J. Benson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Golfsmith International Holdings, Inc. Registration Statement on Form S-1 (File No. 333-132414)
Dear Mr. Benson:
     Golfsmith International Holdings, Inc., a company organized under the laws of the State of Delaware (the “Company”) hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 3:00 pm on June 14, 2006 or as soon as practicable thereafter.
     We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this request, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely,

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

By:	/s/ Virginia Bunte

Name: Virginia Bunte
Title: Senior Vice President, Chief Financial Officer and Treasurer

2